PRIMECH HOLDINGS LTD.

23 Ubi Crescent
Singapore 408579
+65 6286 1868

VIA EDGAR

September 29, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Washington, D.C. 20549

Attn: Brian Fetterolf and Erin Jaskot

Re:	PRIMECH HOLDINGS LTD. Registration Statement on Form F-1 Filed March 31, 2022, as amended File No. 333-264036

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Primech Holdings Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on September 29, 2023, or as soon as thereafter practicable.

Sincerely,

Primech Holdings Ltd.

By:	/s/ Kin Wai Ho
	Name:	Kin Wai Ho
	Title:	Chief Executive Officer